SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 01, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS AGENDA

Company Information
Name	Brasil Telecom S.A.
Headquarters Address	SIA/Sul – ASP – Lote D, Bloco B – Brasília, DF, Brazil
Website	www.brasiltelecom.com.br
Investor Relations Officer	Name: Carla Cico E-mail: ccico@brasiltelecom.com.br Phone #: (5561) 415-1901 Fax #: (5561) 415-1237
Newspapers for Company Releases	Valor Econômico (national edition) Jornal de Brasília Diário Oficial da União
Annual Financial Statements, including MD&A, relative to December 31, 2004.
Event	Date
Available to shareholders	03/29/2005
Publishing in newspapers	03/30/2005
Filing with Bovespa	03/29/2005
Annual Financial Statements to CVM – DFP, relative to December 31, 2004.
Event	Date
Filing with Bovespa	03/31/2005
Annual Information to CVM – IAN, relative to December 31, 2004.
Event	Date
Filing with Bovespa	05/29/2005
Quarterly Information to CVM – ITR
Event	Date
Filing with Bovespa
• First quarter 2005	05/13/2005
• Second quarter 2005	08/12/2005
• Third quarter 2005	11/14/2005

General Shareholders’ Meeting
Event	Date
Publishing of Summons Notice Valor Econômico (national edition) Jornal de Brasília Diário Oficial da União	March 30 / 31, 2005 and April 1, 2005 March 30 / 31, 2005 and April 1, 2005 March 30 / 31, 2005 and April 1, 2005
Filing of Summons Notice with Bovespa	03/29/2005
General Shareholders’ Meeting	04/29/2005
Filing of the main deliberations with Bovespa	04/29/2005
Filing of the minutes with Bovespa	04/29/2005
Extraordinary Shareholders’ Meetings already scheduled
Event	Date
Publishing of Summons Notice Valor Econômico (national edition) Jornal de Brasília Diário Oficial da União	March 30 / 31, 2005 and April 1, 2005 March 30 / 31, 2005 and April 1, 2005 March 30 / 31, 2005 and April 1, 2005
Filing of Summons Notice with Bovespa	03/29/2005
Extraordinary Shareholders’ Meeting	04/29/2005
Filing of the main deliberations with Bovespa	04/29/2005
Filing of the minutes with Bovespa	04/29/2005
Event	Date
APIMEC	08/05/2005

Board of Directors’ Meetings already scheduled
Event	Date
Date of the meeting	-
Filing of the main deliberations with Bovespa	-
Filing of the minutes with Bovespa	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 01, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer